UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 28, 2026, Kazia Therapeutics Limited (the “Company”) launched a new website. The new website can be found at www.kaziatx.com.

Any prior references to the Company’s website, including references to www.kaziatherapeutics.com, in the Company’s filings with the Securities Exchange Commission (the “SEC”) should be read to refer to the new URL, www.kaziatx.com, as applicable.

The new website has been designed to provide investors, customers, and other stakeholders with enhanced access to information regarding the Company’s business, products, services, clinical trials, and corporate developments. We encourage investors, patients, business partners, researchers, and other stakeholders to review the information we post on our website, in addition to following our press releases and SEC filings.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

Date: August 31, 2026	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

2